EXHIBIT 99.9

CONSENT OF ROSCOE POSTLE ASSOCIATES Inc.

The undersigned consents to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the use of the report entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada” dated August 25, 2011 (the “Technical Report”) and the information derived from the Technical Report, included in the Annual Information Form of the Company dated as of November 28, 2012 (the “AIF”) and the Company’s Management Discussion and Analysis of financial statements for the year ended August 31, 2012 (the “MD&A”), the updated resource estimate for the Nechalacho Rare Earth Elements Deposit, Thor Lake, Northwest Territories (“Updated Estimate”), the information derived from the Updated Estimate included in the AIF and MD&A and the mineral resource and mineral reserve estimates for the Nechalacho property which are included in the AIF and MD&A.

The undersigned also consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to our name, the use of the Technical Report and Updated Estimate and the information derived from the Technical Report and the Updated Estimate in the AIF and MD&A and the mineral resource and mineral reserve estimates for the Nechalacho property which are included in the AIF and MD&A, which are included in the annual report on Form 40-F.

Dated: November 29, 2012

Roscoe Postle Associates Inc.

/s/ Deborah A. McCombe

By: Deborah A. McCombe, P.Geo.
Title: Executive Vice-President